Exhibit 99.1

YMAX CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

For The Years Ended December 31, 2009, 2008 and 2007

YMAX CORPORATION AND SUBSIDIARIES

Table of Contents

Page(s)
Report of Independent Registered Certified Public Accounting Firm	2

Consolidated financial statements:
Consolidated balance sheets	3
Consolidated statements of operations	4
Consolidated statements of comprehensive loss	5
Consolidated statements of capital deficit	6
Consolidated statements of cash flows	7 - 8

Notes to consolidated financial statements	9 - 30

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
YMax Corporation
West Palm Beach, Florida

We have audited the accompanying consolidated balance sheets of YMax Corporation and its subsidiaries (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, comprehensive loss, capital deficit, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YMax Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations effective January 1, 2009.

/s/ BDO USA, LLP

West Palm Beach, Florida

July 9, 2010, except for Notes 20 and 21, which are as of July 19, 2010

YMAX CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$13,335	$2,994
Marketable securities, at fair value	15,066	3,785
Accounts receivable, net of allowance for doubtful accounts of $2,187 and $565 as of December 31, 2009 and 2008, respectively	9,525	5,278
Inventories	3,619	5,775
Deferred costs	9,835	8,985
Deposits and other current assets	2,160	1,540
Total current assets	53,540	28,357

Property and equipment, net	2,034	2,532
Intangible assets, net	3,380	1,964
Goodwill	17,218	13,502
Deposits and other non-current assets	837	1,052
Total assets	$77,009	$47,407
LIABILITIES AND CAPITAL DEFICIT
Current liabilities:
Accounts payable	$4,820	$6,793
Accrued expenses and other current liabilities	6,672	670
Accrued bonuses	25,647	-
Deferred revenue, current portion	55,361	46,642
Current portion of long-term debt	4,915	10,695
Total current liabilities	97,415	64,800

Deferred revenue, net of current portion	22,877	11,338
Total liabilities	120,292	76,138

Commitments and contingencies (Note 13)
Redeemable common stock, $0.001 par value; 3,333 shares issued and outstanding as of December 31, 2009 and 2008	5,764	5,193
Capital deficit:
Common stock, $0.001 par value; 500,000 shares authorized; 87,426 and 80,148 shares issued and outstanding as of December 31, 2009 and 2008, respectively	87	80
Additional paid-in capital	43,808	36,357
Accumulated other comprehensive income	30	80
Deficit	(92,972)	(70,441)
Total capital deficit	(49,047)	(33,924)
Total liabilities and capital deficit	$77,009	$47,407

See accompanying notes to consolidated financial statements.

YMAX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except loss per share of common stock)

	Year Ended December 31,
	2009	2008	2007

Revenues	$117,812	$33,089	$375
Cost of revenues	63,109	27,434	3,880
Gross profit (loss)	54,703	5,655	(3,505)

Operating expenses:
Advertising	32,104	33,137	562
General and administrative	41,811	20,341	7,594
Research and development	5,483	1,654	1,526
Total operating expenses	79,398	55,132	9,682
Operating loss	(24,695)	(49,477)	(13,187)

Other income (expense):
Realized gains (losses) on marketable securities	4,298	(1,446)	-
Interest and dividend income	708	132	36
Interest expense	(1,180)	(982)	(801)
Loss on extinguishment of SJ Labs Note	(563)	-	-
Investment advisory fee	(1,115)	-	-
Other income (expense), net	7	-	-
Total other income (expense)	2,155	(2,296)	(765)
Net loss before income taxes	(22,540)	(51,773)	(13,952)
Income tax (benefit) expense	(9)	63	-
Net loss	$(22,531)	$(51,836)	$(13,952)

Loss per share of common stock:
Loss per share of common stock - Basic and Diluted	$(0.26)	$(0.69)	$(0.23)
Weighted average common shares outstanding:
Basic and diluted	87,999	74,986	60,391

See accompanying notes to consolidated financial statements.

YMAX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,
	2009	2008	2007

Net loss	$(22,531)	$(51,836)	$(13,952)
Other comprehensive income (loss):
Net unrealized (loss) gain on marketable securities	(50)	80	-
Comprehensive loss	$(22,581)	$(51,756)	$(13,952)

See accompanying notes to consolidated financial statements.

YMAX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITAL DEFICIT
For the Years Ended
December 31, 2009, 2008 and 2007
(in thousands)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive		Total
	Number	Amount	Capital	Income (Loss)	Deficit	Capital Deficit
Balance, January 1, 2007	51,546	$52	$1,807	$-	$(4,653)	$(2,794)
Sales of common shares	10,845	11	11,519	-	-	11,530
Repurchase of common stock from Daniel Borislow through issuance of debt	(5,600)	(6)	(5,594)	-	-	(5,600)
Conversion to common stock of advances from Daniel Borislow	8,918	9	8,909	-	-	8,918
Stock based compensation	-	-	1,219	-	-	1,219
Net loss	-	-	-	-	(13,952)	(13,952)
Balance, December 31, 2007	65,709	66	17,860	-	(18,605)	(679)
Sales of common shares	5,483	5	5,669	-	-	5,674
Repurchase of common stock from Daniel Borislow through issuance of debt	(5,040)	(5)	(6,295)	-	-	(6,300)
Conversion to common stock of notes payable to Daniel and Michelle Borislow	5,148	5	6,422	-	-	6,427
Issuance of common stock for acquisition of TigerJet	6,900	7	6,479	-	-	6,486
Stock based compensation	1,798	2	6,365	-	-	6,367
Exercise of common stock options	50	-	50			50
Issuance of common stock anti dilution	100	-	-	-	-	-
Unrealized gain on marketable securities	-	-	-	80	-	80
Dividend on redeemable common stock	-	-	(193)	-	-	(193)
Net loss	-	-	-	-	(51,836)	(51,836)
Balance, December 31, 2008	80,148	80	36,357	80	(70,441)	(33,924)
Issuance of common stock, net of $59 in costs	1,953	2	2,869	-	-	2,871
Extinguishment and conversion of SJ Labs notes	3,000	3	4,344	-	-	4,347
Cashless exercise of stock options	1,815	2	(2)	-	-	-
Exercise of common stock options	500	-	500	-	-	500
Stock based compensation	10	-	311	-	-	311
Unrealized loss on marketable securities	-	-	-	(50)	-	(50)
Dividend on redeemable common stock	-	-	(571)	-	-	(571)
Net loss	-	-	-	-	(22,531)	(22,531)
Balance, December 31, 2009	87,426	$87	$43,808	$30	$(92,972)	$(49,047)

See accompanying notes to consolidated financial statements.

YMAX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net loss	$(22,531)	$(51,836)	$(13,952)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	1,622	3,834	-
Stock-based compensation	311	6,367	1,084
Depreciation and amortization	2,862	1,709	1,004
Interest expense - non-cash	841	973	801
Realized (gain) loss on sale of securities	(4,298)	1,446	-
Loss on extinguishment of SJ Labs Note	563	-	-
Decrease (increase) in operating assets:
Accounts receivable	(5,869)	(9,113)	(1)
Inventories	2,258	(1,148)	(1,729)
Deferred costs	(850)	(8,594)	(391)
Deposits and other current assets	(540)	(1,848)	450
Deposits and other non-current assets	215	-	-
Increase (decrease) in operating liabilities:
Accounts payable	(2,001)	1,892	1,720
Accrued expenses and other current liabilities	5,365	482	11
Accrued bonuses	25,647	-	-
Deferred revenue	20,258	56,970	1,010
Net cash provided by (used in) operating activities	23,853	1,134	(9,993)

Cash flows from investing activities:
Purchase of marketable securities	(87,707)	(24,243)	-
Sales of marketable securities	80,674	19,092	-
Purchases of property and equipment	(784)	(1,354)	(550)
Acquisition of Stratus assets, net of $270 cash acquired	(1,730)	-	-
Acquisition of TigerJet, net of $130 cash acquired	-	(2,987)	-
Acquisition of SJ Labs	-	-	(2,030)
Acquisition of other intangible assets	-	(776)	-
Other	-	10	(83)
Net cash used in investing activities	(9,547)	(10,258)	(2,663)

Cash flows from financing activities:
Borrowing from TigerJet prior to acquisition	-	2,800	-
Advances from stockholders	-	-	472
Proceeds from sale of common stock, net of issuance costs	2,871	5,674	11,530
Proceeds from sale of redeemable common stock	-	5,000	-
Proceeds from issuance of debt	-	840	2,500
Repayment of debt	(7,336)	(3,307)	(800)
Proceeds from exercise of stock options	500	50	-
Net cash (used in) provided by financing activities	(3,965)	11,057	13,702
Net increase in cash and cash equivalents	10,341	1,933	1,046
Cash and cash equivalents, beginning of period	2,994	1,061	15
Cash and cash equivalents, end of period	$13,335	$2,994	$1,061

See accompanying notes to consolidated financial statements.

YMAX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
(in thousands)

	Year Ended December 31,
	2009	2008	2007

Supplemental disclosures:
Interest paid (a)	$312	$420	$61
Non-cash investing and financing activities:
Debt to equity conversion	$3,500	$6,427	$8,918
Debt issued for acquisition of SJ Labs	$-	$-	$4,810
Debt issued for acquisition of Stratus Assets	$4,710	$-	$-
Issuance of debt to repurchase common stock	$-	$(6,300)	$(5,600)
Common Stock issued for acquisition of Tiger Jet	$-	$6,486	$-
Dividend on redeemable common stock	$571	$193	$-

(a) No income taxes were paid in any of the periods

See accompanying notes to consolidated financial statements.

YMAX CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Basis of Presentation

YMax Corporation and its wholly owned subsidiaries (“YMax” or the “Company”), operate a proprietary telecommunications network and software platforms to deliver relevant, cost-effective telecommunications and other services. YMax was incorporated in Delaware on January 25, 2005 and is domiciled in West Palm Beach, Florida. YMax offers its customers access to its telecommunications network via an exclusive/patented design system on a chip USB network adapter (the “magicJack®”) to plug any corded or cordless phone into magicJack® to provide telephone service.

The Company has built an Internet technology, sales and communication platform through which it provides proprietary products and services to customers worldwide. Its platform has numerous capabilities that enable it to offer a diverse range of services to consumers including voice communications, relevant ads and Internet retail sales.

The Company’s product offerings include its first product, the magicJack®. The magicJack® is a USB network adapter device enabling “voice over broadband” telephone services, as well as other patent pending and proprietary technologies designed to further enhance user mobility, connectivity and experience. The magicJack® allows users to make and receive telephone calls to and from most anywhere in the world. The device connects into the USB port on any computer with a broadband connection and customers plug a telephone into the other end of the magicJack® and are then ready to make calls. The magicJack® also has a virtual “softphone” phone display that appears on the computer screen and allows a customer to make and receive calls without a traditional telephone.

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”). References to authoritative accounting literature in this report, where applicable, are based on the Accounting Standards Codification (“ASC”). Certain balances as of December 31, 2008 and twelve months ended December 31, 2008 and 2007 in the accompanying consolidated financial statement have been reclassified in order to reflect changes to how certain items are currently presented in the Company’s consolidated financial statements. The Company prepares its consolidated financial statements on the basis of being a single reporting entity. Information on geographic and foreign sales was not significant during the periods presented. Substantially all of the Company’s revenues were derived from domestic sales. Revenues from sales of the magicJack® to external customers were $80.0 million, $25.0 million and $0.3 million for the twelve months ended December 31, 2009, 2008 and 2007, respectively.

The Company has evaluated all subsequent events through July 9, 2010, which is the date these consolidated financial statements were originally issued and has re-evaluated subsequent events through July 19, 2010, which is the date these consolidated financial statements were issued.

Basis of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, YMax Communications Corp., YMax Holdings Corporation, magicJack, L.P., SJ Labs, Inc. (“SJ Labs”), Tiger Jet Network, Inc. (“TigerJet”) and Stratus Telecommunications, LLC (“Stratus”). All intercompany balances and transactions have been eliminated in consolidation. The operations of SJ Labs have been included since March 6, 2007. See Note 3, “SJ Labs Acquisition,” for further details. The operations for TigerJet have been included since June 30, 2008. See Note 4, “TigerJet Acquisition,” for further details. The operations of Stratus have been included since January 2, 2009. See Note 5, “Stratus Acquisition,” for further details.

Note 2 – Summary of Accounting Policies

A summary of significant accounting policies used in preparing the Company’s financial statements, including a summary of recent accounting pronouncements that may affect its financial statements in the future, follows:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, the recoverability of long-lived assets, the value of common stock issued in business combinations or underlying the Company’s stock options, the expected forfeitures of stock options and estimates of likely outcomes related to certain contingent liabilities.

Business Combinations and Acquisitions

The Company allocates the purchase price of an acquired business, on a preliminary basis, to the identified assets and liabilities acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. Purchase price allocations are considered preliminary until the Company has obtained all required information to complete the allocation. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the “allocation period” for finalizing purchase price allocations would not exceed one year from the date of consummation of an acquisition. Adjustments to the allocation of purchase price may decrease those amounts allocated to goodwill and, as such, may increase those amounts allocated to other tangible or intangible assets, which may result in higher depreciation or amortization expense in future periods. Revisions to preliminary purchase price allocations, if any, are reflected retrospectively. Assets acquired in a business combination that will be sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued revised guidance for accounting for business combinations, and established the principles and requirements for how an acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

Previously, any changes in income tax valuation allowances as a result of income from acquisitions for certain deferred tax assets would serve to reduce goodwill. Under this revised guidance, any change in the valuation allowance related to income from acquisitions, currently or in prior periods, now serves to reduce income taxes in the period in which the reserve is reversed. Transaction related expenses that were previously capitalized are now expensed as incurred. As of December 31, 2008, the Company had no deferred transaction-related expenses for business combination transactions in negotiation. The provisions of this revised guidance apply prospectively to business combinations consummated on or after January 1, 2009 and the Company had no transition adjustments on January 1, 2009.

Revenues

Revenue consists of license revenue from sales of magicJack® to retailers, wholesalers or directly to customers, license renewal fees, fees charged for shipping magicJack®, international calling, call termination charges to other carriers and other miscellaneous charges for network usage, sales of telecommunications hardware, software and related services. Revenue is recorded net of sales returns and allowances.

Revenue Recognition

magicJack® Revenue

The Company recognizes revenues from sales and shipping of direct sales of its magicJack® and subsequent license renewal fees over the license period associated with the respective initial license or renewal. Customers may purchase licenses for continued use of the Company’s software to access the Company’s network for additional years either when the original purchase is made, or at any time thereafter. The revenue associated with a license for additional years is deferred and recognized ratably over the extended license period.

Sales Return Policy

The Company offers its direct sales customers a 30-day free trial before they have to pay for their magicJack® unit. The Company does not record or recognize revenue until the 30-day trial period has expired and a customer’s credit card has been charged.

Returns from retailers are accepted on an authorized basis. The Company also offers certain retailers the right to return any unsold merchandise from their initial stocking orders up to the point that such retailers have obtained sales of an agreed number of magicJack® units. The Company estimates potential returns under these arrangements at point of sale and re-estimates potential returns on a quarterly basis. For twelve months ended December 31, 2009, the Company’s estimates of returns and actual returns from initial stocking orders have not been materially different.

Telephony Services Revenue

Telephony revenue is recognized as minutes are used. Telephony revenue is generated from the sale of international minutes, fees for origination of calls to 800-numbers and call termination fees charged to other telephone carriers on a per-minute basis for out-of-network calls terminated on the Company’s network.

Sales of Telecommunications Hardware, Software and Service Agreements

Revenues from sales of telecommunications hardware and the Company’s proprietary software are recognized at the time of shipment to customers. Revenues from service agreements are recognized over the term (generally one year) of the service agreement. Service agreements include maintenance, technical support, training and upgrades. If a service agreement for additional year(s) is purchased, the associated revenue is deferred and recognized ratably over the extended term of the service agreement. Revenues from sales of parts, services not covered by a service agreement and custom design services are recognized as parts are shipped or services are performed.

Deferred Revenues

Deferred revenues consist primarily of billings and payments for magicJack® units and sales of telecommunication service agreements received in advance of revenue recognition. The Company bills and collects in advance for magicJack® units, which include a license for the software to access its network for one year in order to obtain free domestic local and long distance broadband telephone service. The Company also bills in advance for telecommunication service agreements. Deferred revenues to be recognized over the next twelve months are classified as current and included in deferred revenue, current portion in the Company’s consolidated balance sheets. The remaining amounts are classified as non-current in the consolidated balance sheets and included in deferred revenue, net of current portion.

Cost of Sales

Cost of sales includes direct costs of operation of the Company’s network, which are expensed as incurred. These costs include the Company’s internal operating costs, access and interconnection charges to terminate domestic and international telephone calls on the public switched telephone network and related taxes. Direct costs also include regulatory costs, network maintenance, and costs to co-locate the Company’s equipment in other telephone companies’ facilities. Direct costs of producing magicJack® units are deferred on shipment and charged to cost of sales ratably over the one year initial license which is consistent with the amortization of the magicJack® revenue. Deferred costs are included in current assets in the Company’s consolidated balance sheets.

Direct costs of purchased telecommunications hardware are charged to cost of sales as products are delivered. Direct costs associated with software development until the technological feasibility has been established, modifications to customer specifications, customer training, warranty and maintenance service, and upgrades are charged to expense as incurred. All telecommunication hardware is provided by third-party original equipment manufacturers, which also provide the products’ warranties. The Company does not support or enhance these warranties.

Costs incurred for shipping and handling and credit card charges are included in cost of sales and are expensed as incurred. Costs for shipping and handling and credit card charges were $5.0 million, $5.9 million and $0.2 million for the twelve months ended December 31, 2009, 2008 and 2007, respectively.

Advertising Expenses

Advertising expenses of $32.1 million, $33.1 million and $0.6 million for twelve months ended December 31, 2009, 2008 and 2007, respectively, consist primarily of television infomercials and commercials, internet advertising and print advertising. Advertising costs are expensed when incurred.

Research and Development Expenses

The Company’s research and development activities consist of the design and development of its proprietary software used in the magicJack® and its network and the development of new products and applications for use in its broadband service offerings. The Company accounts for research and development costs in accordance with applicable accounting pronouncements. These pronouncements specify that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The Company has determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, new products offered to customers and improvements to our network are placed in service on attainment of technological feasibility. Therefore, the Company has not capitalized any of its research and development costs.

Earnings per Common Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period, including redeemable common shares, before giving effect to stock options and convertible notes outstanding, which are considered to be dilutive common stock equivalents. Diluted net income (loss) per share is calculated based on the weighted average number of common and potentially dilutive shares outstanding during the period after giving effect to stock options and convertible notes. The Company’s policy is to treat the entire adjustment to redeemable common stock as a dividend. Refer to Note 14, “Redeemable Common Stock,” for further details on the outstanding redeemable common stock.

Cash and Cash Equivalents

The Company considers all financial instruments with a maturity at acquisition of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivables. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer’s trade accounts receivable. The changes in allowance for doubtful accounts for the twelve months ended December 31, 2009, 2008 and 2007 are as follows (in thousands):

	December 31,
	2009	2008	2007
Balance, beginning of period	$565	$-	$-
Provision for doubtful accounts	1,622	3,834
Write-offs	-	(3,269)	-
Balance, end of period	$2,187	$565	$-

Marketable Securities and Other Investments

Marketable securities are considered available-for-sale. Available-for-sale securities are recorded at fair value with any unrealized gains and losses reported in other comprehensive income and as a separate component of the capital deficit in the consolidated balance sheets. Gains and losses are recorded based on specific identification by asset.

Interest and Dividend Income

Interest and dividends earned on the Company’s marketable securities are accrued as income when earned.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. Cash equivalents generally consist of money market instruments and U.S. government notes. Marketable securities generally consist of equity and debt securities as well as a variety of mutual funds which primarily invest in government securities, debt, preferred stocks and equity securities.

The Company maintains accounts with various banks and brokerage organizations. Cash accounts at each bank are insured by the FDIC up to $250 thousand in the aggregate. At December 31, 2009, the Company had cash and cash equivalents totaling $13.3 million, which included $10.9 million at one financial institution.

In late 2008 the Company started selling the magicJack® through retailers. One U.S. retail customer accounted for approximately 15% and 57% of gross accounts receivable at December 31, 2009 and December 31, 2008, respectively. For the twelve months ended December 31, 2009, one retailer, RadioShack, accounted for approximately 10% of the Company’s total operating revenues. For the twelve months ended December 31, 2008, no retailers accounted for greater than 10% of the Company’s total operating revenue.

Fair Value

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuations based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2009 and December 31, 2008, all of the Company’s marketable securities are Level 1 investments. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are expected to approximate fair value because of their immediate availability or near term maturities. The carrying value of notes payable approximates fair value due to the short-term nature of the notes. The fair value of redeemable common stock is based on level 2 inputs and approximates its carrying value.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in first-out cost method. Inventory is written off at the point it is determined to be obsolete.

Property, Equipment and Depreciation Expense

Property and equipment consist primarily of network equipment, computer hardware, and furniture. These assets are stated at cost with depreciation provided using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. The cost of substantial improvements is capitalized while the cost of maintenance and repairs are charged to operating expenses as incurred.

The Company’s network equipment and computer hardware consist of switches, routers, gateways and servers that enable the Company’s telephony services. These assets are subject to technological risks and rapid market changes due to the introduction of new technology, products and services and changing customer demand. These changes may result in future adjustments to the estimated useful lives and the carrying value of these assets.

Intangible Assets

Identifiable intangible assets are stated at cost. Amortization is computed on identified intangibles subject to amortization using the accelerated and straight-line methods over the estimated useful lives of such assets, which range from three to seventeen years. The costs of developing the Company’s patents, patent applications and technology are charged to research and development expense.

Long-lived Assets

The Company reviews long-lived assets subject to amortization and certain identified intangibles subject to amortization for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of its long-lived and identified assets, management performs an analysis of the anticipated undiscounted future net cash flow of the individual assets over the remaining amortization period. The Company recognizes an impairment loss if the carrying value of an asset exceeds the expected future cash flows. In the twelve months ended December 31, 2009, 2008 and 2007, there were no deemed impairments of long-lived assets. The Company reviews identified intangibles that are not subject to amortization and tests them annually for impairment.

Goodwill

The Company is currently defined as one reporting unit. The Company evaluates the carrying value its goodwill annually by comparing the estimated enterprise value to its carrying value, including goodwill. The Company determines its enterprise value by reference to recent sales of its common stock to non-affiliated investors and valuation analysis made in connection with acquisitions and stock option grants. The Company has not considered other factors such as a control premium for its common stock, which could affect its enterprise value. The Company compares its carrying value, including goodwill, with the estimated enterprise value of the Company to determine whether its goodwill may be impaired. If an impairment or impairment trend is indicated, the Company will use discounted projected cash flows from operations to determine the implied fair value of its goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment of goodwill has occurred, and the impairment is recognized for the difference between the carrying amount and the implied fair value of goodwill as a component of operating income. The implied fair value of goodwill is calculated by subtracting the estimated fair value of tangible and intangible assets associated with the reporting unit from the fair value of the unit. As of December 31, 2009, the Company’s analysis did not indicate any impairment of goodwill has occurred.

Stock-based Compensation

Stock-based compensation generally consists of option grants or common stock awards to employees or consultants that are measured at grant date, based on the fair value of the award, and are recognized as an expense over the requisite service period.

The fair value of each option is estimated at the date of grant using the Black-Scholes option valuation model. The Company estimates the fair value of the underlying common stock at the date of grant based on the valuation of its common stock or on recent sales of its common stock to non-affiliated investors and the expected stock price volatility based on historical volatility within a representative peer group of public companies. The Company also estimates expected award life as the term of the options as there is no public market for its common stock, and minimal forfeiture rates as all of its option grants have been fully vested at the date of grant.

The weighted average fair value per share of stock options granted during the twelve months ended December 31, 2009, 2008 and 2007 of approximately $0.61, $0.33 and $0.14, respectively, was measured at the date of grants using the following assumptions.

	Year ended December 31,
	2009	2008	2008
Expected life	2.0 years	1.0 to 2.0 years	2.0 years
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	60.0%	75.0%	61.0%
Risk free interest rate	0.88%	2.20% to 2.65%	4.56%

The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield for comparable periods. The expected life of stock options for employee grants represents the period that the stock options are expected to remain outstanding.

The Company did not anticipate any forfeiture of the options granted during the twelve months ended December 31, 2009, 2008 and 2007 as all such options were fully vested at the date of grant.

The Company values common stock issued for services at the date the award is granted based on the valuation of its common stock or on recent sales of its common stock to non-affiliated investors.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their book basis using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that it estimates is more likely than not to be realized.

The Company adopted certain provisions of ASC Subtopic 740-10, formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“ASC 740-10”) as of January 1, 2007 with no material impact to its consolidated financial position or its results of operations. The provisions of ASC 740-10 prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Any interest or penalties resulting from examinations will be recognized as a component of the income tax provision. Refer to Note 19, “Income Taxes,” for further details.

Comprehensive Income (Loss)

Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from non-owner sources. The difference between net income (loss) and comprehensive income (loss) is due to unrealized gains or losses on marketable securities classified as available-for-sale. Comprehensive income (loss) is reflected in the consolidated statements of comprehensive income (loss) and capital deficit.

Recent Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities” (“ASU 2009-06”). ASU 2009-06 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by non-public and pass through entities. The adoption of this standard did not have a material impact on the Company’s results of operation, financial position and cash flows.

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 replaces Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables”, and clarifies the criteria for separating revenue between multiple deliverables. ASU 2009-13 is effective for new revenue arrangements or materially modified arrangements in periods subsequent to adoption. Adoption is required for fiscal years beginning on or after June 15, 2010, but early adoption is allowed. The Company adopted ASU 2009-13 as of January 1, 2009 for new commercial revenue arrangements that fall within the scope of this standard. The adoption of this standard did not have any impact on the Company’s results of operation, financial position, cash flows and disclosures.

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements that Include Software Elements” (“ASU 2009-14”). ASU 2009-14 changes the accounting model for revenue arrangements that included both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance in ASC Subtopic 985-605, “Software Revenue Recognition.” ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted on a prospective basis or by retrospective application. The Company adopted ASU 2009-14 as of January 1, 2009. The adoption of this standard did not have any impact on the Company’s results of operation, financial position, cash flows and disclosures.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC 820-10. The FASB’s objective is to improve these disclosures and, thus increase the transparency in financial reporting. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, which for the Company is its fiscal quarter beginning January 1, 2010. The Company does not expect the adoption of ASU 2010-06 to have a material effect on its disclosures.

In February 2010, the FASB issued ASU No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”), which amends ASC Topic 855, “Subsequent Events.” The amendments to ASC Topic 855 do not change existing requirements to evaluate subsequent events, but: (i) defines a “SEC Filer, which the Company is not”; (ii) removes the definition of a “Public Entity”; (iii) for SEC Filers, reverses the requirement to disclose the date through which subsequent events have been evaluated; and (iv) for non-SEC Filers, requires them to evaluate subsequent events through the date the financial statements are available to be issued and disclose that date. ASU 2010-09 was effective for the Company upon issuance. This guidance did not have a material impact on the Company’s results of operations, financial position, cash flows, and disclosures.

Note 3 – SJ Labs Acquisition

In February 2007, the Company entered into an agreement to acquire all of the outstanding capital stock of SJ Labs, a telecommunication software company that develops our software platform. As a result of the SJ Labs acquisition, the Company gained control of certain software used in the magicJack®. The acquisition allowed us to build out the technology and increased access to the computer programmers. Subsequent to the acquisition, the Company ceased selling to new customers in order to spend more time upgrading the existing softphone for the benefit of the existing end user base. The Company paid $2.0 million in cash, incurred acquisition costs of approximately $0.3 million and issued convertible notes payable to the SJ Labs stockholders with an estimated fair value for $4.8 million (face value of $5.5 million) for a total purchase price of approximately $7.1 million. Goodwill represents approximately $5.0 million of the total consideration, which will not be deductible for tax purposes. See Note 12, “Debt,” for further details.

The acquisition has been accounted for using the purchase method of accounting. The consideration was allocated as follows (in thousands):

Technology	$1,820
Other Assets	256
Goodwill	4,994
Total	$7,070

Note 4 – TigerJet Acquisition

On June 30, 2008, the Company acquired and held all of the outstanding capital stock of TigerJet, a company that provides chip development for the magicJack® and other pending products, from the TigerJet stockholders. By acquiring TigerJet, the Company gained control of certain production and technology related to the magicJack®. The Company was TigerJet’s primary customer in 2008. Subsequent to the closing of the acquisition, sales to TigerJet’s other customers were immaterial. On June 27, 2008, prior to the closing of the acquisition, the Company borrowed $2.8 million from TigerJet with a short-term loan payable on July 10, 2008. On the closing date, the Company paid to the TigerJet stockholders $3.0 million in cash, issued 6,900,000 shares of its common stock with an estimated fair value of $6.5 million, and incurred direct acquisition costs of $0.1 million for total consideration of $9.6 million. Goodwill represents approximately $8.5 million of the total consideration, which will not be deductible for tax purposes.

The acquisition has been accounted for using the purchase method of accounting. The consideration was allocated to acquired assets and assumed liabilities as follows (in thousands):

Cash	$130
Note receivable from YMax	2,800
Technology	480
Other assets	15
Accounts payable	(2,330)
Goodwill	8,508
Total	$9,603

Note 5 – Stratus Acquisition

On January 2, 2009 the Company acquired the tradename, technology, equipment, and assumed trade accounts and other payables of the telecommunications division of Stratus Technologies Bermuda Ltd., which developed and built the software the Company uses to maintain its network. As a result of the Stratus acquisition, the Company gained control of certain maintenance and technology related to its network and software. The Company completed the Stratus acquisition for $1.7 million in net cash and a note payable with an estimated fair value of $4.7 million (face value of $5.0 million) for a total purchase price of $6.4 million. Goodwill represents approximately $3.7 million of the total consideration, which will be deductible for tax purposes. Acquisition costs of $0.1 million were expensed as incurred and included in general and administrative expenses for the twelve months ended December 31, 2009.

The acquisition was accounted for using the acquisition method of accounting. The purchase price has been allocated as follows (in thousands):

Other current assets	$182
Current liabilities	(454)
Equipment	176
Technology	2,630
Tradename	190
Goodwill	3,716
Total	$6,440

Note 6 – Marketable Securities

The Company’s marketable securities are classified as available-for-sale. As of December 31, 2009 and 2008, the available-for-sale securities primarily included debt securities and mutual funds, which are invested in the following securities (in thousands):

	December 31, 2009
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Common Equity securities (1)	$2,162	$-	$(272)
Debt securities (1)	2,538	-	(6)
Mutual Funds	10,308	308	-
Other	58	-	-
Total	$15,066	$308	$(278)

	December 31, 2008
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
U.S. Treasury securities	$751	$-	$-
Common equity securities	1,384	-	(24)
Preferred Equity securities	1,675	112	-
Other	(25)	-	(8)
Total	$3,785	$112	$(32)

(1) Approximately $4.0 million of the Company’s investments were in one corporation at December 31, 2009, including $2.5 million in debt securities maturing December 2015 and $1.5 million in common equity securities of such corporation.

The fair market value of marketable securities at December 31, 2009 and 2008 was determined based on unadjusted quoted prices in active markets for identical assets.

Note 7 – Inventories

Inventories are comprised of the following (in thousands):

	December 31,
	2009	2008
Raw materials	$1,331	$1,573
Finished goods	2,288	4,202
Total	$3,619	$5,775

Cost of goods sold for the twelve months ended December 31, 2008 and 2007 include write-downs of obsolete inventory of approximately $1.6 million and $0.3 million, respectively. There were no write-downs of obsolete inventory for the twelve months ended December 31, 2009.

Note 8 – Property and Equipment

Property and equipment are summarized as follows (in thousands):

	Estimated
	Useful Lives	December 31,
	(in years)	2009	2008
Network	3	$3,725	$3,219
Computers	3	1,305	865
Furniture	5	27	14
Accumulated depreciation		(3,023)	(1,566)
Total		$2,034	$2,532

Depreciation expense for the twelve months ended December 31, 2009, 2008 and 2007 was $1.5 million, $1.0 million and 0.5 million, respectively.

Note 9 – Intangible Assets

As of December 31, 2009 and 2008, the Company had intangible assets with carrying values of $3.4 million and $2.0 million, respectively.

Identified intangible assets not subject to amortization consist of domain names and had carrying values of $35 thousand as December 31, 2009, and $34 thousand as of December 31, 2008, respectively. Identified intangible assets with finite lives subject to amortization consist of the following at December 31, 2009 and 2008 (in thousands):

	Estimated
	Useful Lives	December 31,
	(in years)	2009	2008
Technology	3 - 17	$4,930	$2,300
Patent rights	7	820	820
Tradename	3	190	-
Accumulated amortization		(2,595)	(1,190)
Total		$3,345	$1,930

Amortization expense for the twelve months ended December 31, 2009, 2008 and 2007 was $1.4 million, $0.7 million and $0.5 million, respectively. Based on the carrying value of identified intangible assets recorded at December 31, 2009, and assuming no subsequent impairment of the underlying assets, the amortization expense for the future fiscal years is expected to be as follows (in thousands):

Years Ending December 31,	Amortization Expense
2010	852
2011	576
2012	479
2013	445
2014	327
Thereafter	666
$3,345

Note 10 – Goodwill

As of December 31, 2009 and 2008, the Company had goodwill with carrying values of $17.2 million and $13.5 million, respectively. The changes in goodwill for the twelve months ended December 31, 2009 and 2008 are as follows (in thousands):

	December 31,
	2009	2008
Gross balance, beginning of period	$13,502	$4,994
TigerJet acquisition	-	8,508
Stratus acquisition	3,716	-
Gross balance, end of period	17,218	13,502

Accumulated impairments	-	-
Net balance, end of period	$17,218	$13,502

Note 11 – Deferred Costs and Revenues

Deferred costs and revenues to be recognized over the next twelve months are classified as current and included in deferred costs and deferred revenues, current portion in the Company’s consolidated balance sheets. The remaining deferred revenue amounts are classified as non-current in the consolidated balance sheets and included in deferred revenue, net of current portion.

The accompanying consolidated balance sheets include deferred revenues, current portion of $55.4 million and $46.6 million as of December 31, 2009 and December 31, 2008, respectively. Deferred revenues, net of current portion as of December 31, 2009 and December 31, 2008 were $22.9 million and $11.3 million, respectively. As of December 31, 2009, deferred revenues are expected to be recognized in future fiscal years as follows (in thousands):

Recognition
Years Ending	of Deferred
December 31,	Revenues
2010	55,361
2011	7,194
2012	5,904
2013	5,073
2014	4,706
$78,238

Costs necessary to fulfill the Company’s obligations to provide broadband telephone service to customers who have purchased licenses to access the Company’s network are expensed as incurred.

Note 12 – Debt

The Company was initially funded by advances and loans from its founder, Mr. Daniel Borislow, his wife and its former chief executive officer and chairman, Mr. Donald Burns. Notes payable, net of current portion is as follows (in thousands):

	December 31,
	2009	2008
Daniel Borislow	$-	$5,261
SJ Labs note holders	-	5,434
Stratus Technologies Bermuda, Ltd., net of unamortized discount of $0.1 million	4,915	-
Current portion of long-term debt	(4,915)	(10,695)
Total	$-	$-

Notes Payable – Daniel Borislow

On January 2, 2007, Mr. Borislow sold 5,600,000 of his shares of the Company’s common stock back to the Company, for $1.00 per share and was issued a $5.6 million promissory note. This note bore interest at an annual rate of 4.83%, had an original maturity of January 2, 2010, was collateralized by substantially all of the assets of the Company, and was subordinate to the loan from Donald Burns described below. On June 21, 2008, the remaining $4.8 million of principal plus accrued interest was converted into 3,840,000 shares of the Company’s common stock at a rate of $1.25 per share and the unamortized deferred financing costs of approximately $0.2 million were then expensed as interest expense.

Effective November 6, 2008, the Company entered into a repurchase agreement with Mr. Borislow whereby the Company repurchased 5,040,000 of his shares of the Company’s common stock for $6.3 million ($1.25 per share). In connection with the repurchase, the Company entered into a loan and security agreement with Mr. Borislow and issued a promissory note bearing interest at an annual rate of 10% and maturing on December 8, 2009. This note was collateralized by substantially all of the assets of the Company, and was senior to all other liens and indebtedness of the Company. The Company paid this note on September 14, 2009.

Note Payable – Michele Borislow

During fiscal year 2007, Mrs. Borislow made loans to the Company totaling $1.5 million. These loans bore interest at an annual rate of 14%. These loans were collateralized by substantially all of the assets of the Company, and were subordinate to the loan payable to Donald Burns described below. On June 21, 2008, the $1.5 million of principal plus accrued interest was converted into 1,308,000 shares of the Company’s common stock at a rate of $1.25 per share.

Note Payable – Donald Burns

During July 2007, Mr. Burns made a loan of $1.0 million to the Company. This loan bore interest at an annual rate of 14%, and was collateralized by substantially all assets of the Company. Interest and principal on this loan were originally due on November 30, 2007. The repayment date was extended and the entire principal balance and accrued interest of this loan was repaid in June 2008.

Notes Payable – SJ Labs note holders

In connection with the acquisition of SJ Labs in March 2007, the Company issued notes payable to the sellers with an estimated fair value of $4.8 million (face value of $5.5 million) which bore interest at an annual rate of 1% and matured on March 31, 2009. Interest was imputed at 8% resulting in a discount of $0.7 million at issuance, which is amortized over the term of the notes as interest expense. The notes payable were secured by the shares of capital stock and intellectual property of SJ Labs.

The notes provided for conversion of the outstanding principal amount into 1,250,000 shares of the Company’s common stock at any time based on a conversion rate of $4.40 per share. This conversion feature was not substantive at date of issuance of the notes as the then estimated fair value of the Company’s common stock was $0.64 per share.

On January 26, 2009, the notes were amended pursuant to an agreement to (a) extend the maturity of $4.5 million principal amount to July 31, 2009, (b) modifying the conversion privilege on $3.5 million of the principal amount, which was considered a substantial conversion feature, and (c) requiring the Company to pay $1.0 million principal at closing, as well as pay an additional $1.0 million by July 31, 2009. This transaction was accounted for in fiscal year 2009 as a debt extinguishment of the notes, which resulted in the recognition of a loss on extinguishment of debt of $0.6 million, representing the difference between the carrying value of the debt on January 26, 2009 before extinguishment and the estimated fair value of the amended notes on that date.

On January 28, 2009, the Company paid $1.0 million and the remaining $1.0 million was paid on June 25, 2009 to note holders, at which time the remaining $3.5 million principal amount was converted into 3,000,000 shares of the Company’s common stock.

Notes Payable – Stratus Technologies Bermuda Ltd.

In connection with the acquisition of the assets and assumption of certain liabilities of Stratus in January 2009, the Company issued a note payable to the sellers with an estimated fair value of $4.7 million (face value of $5.0 million), with interest payable at an annual rate of 8%. These notes were due in three installments of principal and interest of $2.9 million, $1.3 million and $1.3 million in January 2010, July 2010 and January 2011, respectively. The Company withheld a portion of the installment due in January 2010 to cover undisclosed liabilities at the date of acquisition. On April 12, 2010, the Company paid $3.8 million in full settlement of its liabilities to the sellers of Stratus Technologies Bermuda Ltd., including approximately $0.2 million in accrued interest. This prepayment resulted in the recognition of a gain of approximately $0.2 million.

Note 13 – Commitments and Contingencies

The Company has entered into various agreements for telecommunication services with unrelated parties as part of its normal business operations. Under the terms of these agreements, the Company is required to make minimum monthly payments for services through 2009. Such required minimum payments are not material and, all such commitments have been satisfied in 2009.

During October 2008, the Company entered into an agreement (the “Clearing Agreement”) with a credit card processor and related automated clearing house bank for the processing of the Company’s customer credit card transactions. As an inducement for the credit card processor to enter into the Clearing Agreement, the Company issued 1,500,000 shares of the Company’s common stock to two affiliates of the credit card processor. The estimated fair value of the common stock of approximately $2.3 million ($1.50 per share) was recorded in general and administrative expenses in the consolidated statement of operations during the fourth quarter of fiscal year 2008. In connection with the Clearing Agreement, Mr. Borislow unconditionally guaranteed the prompt payment to the processor and its bank and full and complete performance under the agreement, up to a maximum liability of $8.0 million for up to 210 days after the agreement has been terminated.

Legal Proceedings

The Company is subject to various legal proceedings and claims, including intellectual property claims, contractual and commercial disputes, employment claims and other matters which arise in the ordinary course of business. The Company’s policy is to vigorously defend any legal proceedings. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company’s business, operating results, financial condition or cash flows.

YMax Corporation et al. v. AT&T Intellectual Property II, L.P (“AT&T IP”), United States District Court for the Northern District of California, Civil Action 4: 10-cv-00932-PJH On March 4,2010, the Company filed a complaint in the U.S. District Court for the Northern District of California (Civil Action 4:10-cv-00932-PJH) against AT&T Corp. seeking a declaration that U.S. Patent No. 6,487,200 (the "'200 patent") is not-infringed by the plaintiffs and that the patent is invalid. The lawsuit was prompted by AT&T asserting, on multiple occasions, that the Company requires a license to the '200 patent and that the manufacture, use, sale and/or offer for sale of the magicJack® infringes the '200 patent. On April 20, 2010, the Company filed an Amended Complaint for Declaratory Judgment naming as defendants AT&T, Inc. and AT&T IP instead of AT&T Corp. On May 10, 2010, AT&T IP filed an answer denying the Company's allegations of non-infringement and invalidity of the '200 patent and asserting a counterclaim alleging that the Company “has been and is still selling and offering for sale" "broadband telephone service" that infringe the '200 patent. On June 2, 2010, AT&T IP filed a motion to dismiss the claims of Tiger Jet Network, Inc. and Stratus Telecommunications LLC for lack of standing. The Company filed an opposition to the motion to dismiss on July 7, 2010 and AT&T IP filed a reply on July 14, 2010. On June 4, 2010, AT&T filed a motion to transfer venue to the Southern District of Florida for alleged convenience of the parties and witnesses. The Company filed opposition motions on July 7, 2010 and AT&T IP filed a reply on July 14, 2010. The Court will hold a hearing on these motions on July 28, 2010.  On June 7, 2010, a Case Management and Pretrial Order were issued. AT&T IP is due to disclose its infringement contentions on July 16, 2010. Trial is set to begin April 23, 2012. The Company believes it has meritorious positions in this case and intends to vigorously prosecute its claims for declaratory judgment in this action.

YMax Corporation et al v. VXi Corporation, United States District Court for the Southern District of Florida, Civil Action 10-8041 O-CV-JIC. On March 19, 2010, the Company filed a complaint in the United States District Court for the Southern District of Florida (Civil Action 10-80410-CV-JIC) against VXi Corporation seeking a declaration that U.S. Patent No. 6,731,751 (the "'751 patent") is not-infringed by the Company and that the patent is invalid. The lawsuit was prompted by VXi's allegations that the magicJack® product infringes at least claim 1 of the '751 patent. On June 2, 2010, VXi filed a motion seeking to substitute AT&T IP based on a purported assignment of all rights and interest in the' 751 patent to AT&T IP. On June 2,2010, AT&T filed an answer subject to VXi's pending motion to substitute, in which it denied the Company's allegations of non-infringement and invalidity and asserted a counterclaim alleging that the Company "has been and is still selling and offering for sale" "broadband telephone services" that infringe the '751 patent. On June 3, 2010, VXi filed a motion asking the court to dismiss VXi from the action based on the purported assignment of all rights and interest in the '751 patent to AT&T IP. On June 8, 2010, the Company filed Notice of Voluntary Dismissal dismissing the action. AT&T IP and VXi filed an objection to the notice on June 8, 2010. Without waiving its notice of dismissal, the Company responded to VXi's motion to dismiss and motion to substitute on June 21, 2010. On July 2, 2010, the Court affirmed the effectiveness of notice of dismissal and ordered the clerk of court to close the case.

YMax Corporation et al., v. AT&T Intellectual Property II, L.P, United States District Court for the Northern District of California, Civil Action 3:10-cv-02515-CRB. On June 8, 2010, the Company filed a complaint in the United States District Court for the Northern District of California (Civil Action 3:10-cv-02515-CRB) against AT&T IP seeking a declaration that the '751 patent is not infringed by the Company and that the patent is invalid. The filing of the case was prompted by (1) VXi's purported assignment of all rights and interest in the '751 patent to AT&T IP, defendant in the suit;, (2) VXi's motion to substitute AT&T IP in Civil Action 10-80410-CV-CIJ in the United States District Court for the Southern District of Florida described above (the "Florida action"); (3) AT&T IP's answer filed subject to VXi's motion to Substitute in the Florida action alleging that "broadband telephone services" provided by the Company infringe the '751 patent; (4) VXi's motion to dismiss itself from the action in the Florida action; and (5) the Company's Voluntary Notice of Dismissal filed in the Florida Action. On June 29, 2010, AT&T IP filed an answer denying the Company’s allegations of non-infringement and invalidity of the ‘751 patents and asserting a counterclaim alleging that YMax Corporation, YMax Communications Corp, and magicJack LP infringe ‘751 patent. The Company filed an answer to the counterclaim on July 13, 2010. A schedule has not been set in the case. The Company expects to file an administrative motion asking that this case be related to the Company’s first action against AT&T IP regarding the ‘200 patent. The Company believes it has meritorious positions in this case and intends to vigorously prosecute its claims for declaratory judgment in this action.

On June 8, 2010, AT&T IP filed a complaint in the United States District Court for the Southern District of Florida (Civil Action 9:10-cv-80693-KLR) against the Company alleging infringement of the ‘751 patent. Specifically, the complaint alleges that the Company “has been and is still selling and offering for sale" "broadband telephone service" that infringe the '751 patent. AT&T IP filed the complaint on the same day it objected to the Company’s Notice of Voluntary Dismissal in Civil Action10-80410-CV-CIJ in the United States Court of the Southern District of Florida described above. The Company was served with the complaint on July 9, 2010, and is due to respond on July 30, 2010. The Company believes that this action was improperly filed, as it is duplication of the earlier filed California action on the same patent. The Company intends to respond accordingly.

Regulation

The Company provides free broadband telephone service using VoIP technology and services treated as information services by the Federal Communications Commission (“FCC”). The Company is also licensed as a Competitive Local Exchange Carrier (“CLEC”) and is subject to extensive federal and state regulation applicable to CLECs. The FCC has to date asserted limited statutory jurisdiction and regulatory authority over the operations and offerings of certain providers of broadband telephone services. FCC regulations may now, or may in the future, be applied to the broadband telephone operations of the Company. Other FCC regulations apply to the Company because it operates network facilities and provides international calling capability. Some of its operations are also subject to regulation by state public utility commissions (“PUCs”).

E911 Calling - The FCC has required providers of interconnected VoIP services to provide 911 emergency calling capabilities to their customers. While the Company is a non-interconnected VoIP provider and may not now be required by the FCC to provide 911 services, it nevertheless provides a 911 solution for its customers. Many state and local governments have sought to impose fees on customers of VoIP providers, or to collect fees from VoIP providers, to support implementation of E911 services in their area. Such fees are often put in terms of a fee placed on monthly bills, or focused on use from a specific location. The application of such fees with respect to magicJack® users and the Company is not clear because it does not bill its customers monthly, nor does it bill customers at all for telecommunication services. The fees in the great majority of cases could be owed by the end user and not the Company, as it does not know the end user’s location because the magicJack® device is nomadic. Should a regulatory authority require payment of money from the Company for such support, it may decide to not offer its 911 service in that area.

Universal Service Fund (“USF”) - The FCC and many PUCs have established USF programs to ensure that affordable telecommunications services are widely available in high cost areas and for income-eligible telephone subscribers. Other fees are imposed to meet the costs of establishing and maintaining a numbering administration system, to recover the shared costs of long-term number portability, and to contribute to the Telecommunications Relay Services Fund. All telecommunications carriers must contribute to these funds, and the requirements have been expanded to interconnected VoIP providers. The FCC and many PUCs have for a number of years been considering substantial changes to the USF system including changes in contribution methodology. Some proposals, if adopted, could have a material adverse effect on the Company. Federal USF fees are only applied if a company bills for telecommunication services. The Company does not bill for domestic local and long distance telecommunication services.

Customer Privacy and Promotional Activities – The Company is subject to various federal and state laws and regulations seeking to protect the privacy of customers’ personal information that restrict the Company’s ability to use such information for marketing and promotional purposes. The FCC limits telephone companies’ and interconnected VoIP providers’ use of customer proprietary network information such as telephone calling records without customer approval, and requires those companies to protect it from disclosure. Federal and state laws also limit the Company’s and other companies’ ability to contact customers and prospective customers by telemarketing, email or fax to advertise services.

Services for the Disabled - Under federal law, interconnected VoIP providers must take steps to ensure that individuals with disabilities, including hearing impaired and other disabled persons, have reasonable access to their services, if such access is readily achievable.

Number Portability - The FCC requires interconnected VoIP providers to comply with Local Number Portability rules that allow subscribers remaining in the same geographic area to switch from a wireless, wireline or VoIP provider to any other wireless, wireline or VoIP provider and keep their existing phone numbers.

State Regulations – The Company may be subject to a number of PUC regulations that govern the terms and conditions of its offerings, including billing practices, 911 fees, distribution of telephone numbers, customer disputes and other consumer protection matters.

State and Municipal Taxes – The Company believes that it files all required tax returns and pays all required taxes (such as sales, excise, utility, and ad valorem taxes), fees and surcharges. It believes that it is exempt from certain taxes, fees and surcharges because it does not charge for telephone services or render bills to its customers. Further the FCC and the U.S. Court of Appeals have determined that revenues from VoIP telephone service are interstate and not subject to taxation by individual states. The Company collects and remits sales tax in Florida on sales of magicJack® units because its magicJack L.P. subsidiary’s personnel, property and activities are in Florida. magicJack L.P. does not have activities or have representation in any other state. However, many states are changing their statutes and interpretations thereof as part of new streamlined sales tax initiatives to collect sales taxes from nonresident vendors that sell merchandise over the internet to in state customers. The Company may at some time be required to collect and remit sales taxes to states other than Florida. It may also become required to pay other taxes, fees and surcharges to a large number of states and municipalities as a result of statutory changes in the basis on which such taxes, fees and surcharges are imposed. In the event that the Company is required to collect sales taxes for states other than Florida on sales of magicJack®, it will bill and collect such taxes from its customers. The Company will examine any future fees and surcharges imposed as a result of statutory changes and determine on case by case bases whether to bill its customers or increase its initial or renewal sales prices to cover the additional fees and surcharges.

In addition to the foregoing regulations to which the Company may be subject directly, changes to FCC and PUC regulations could affect the services, and the terms and conditions of service, the Company is able to provide. Moreover, changes to any regulations to which it is subject directly or indirectly could create uncertainty in the marketplace that could reduce demand for its services, increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on its business, financial condition or results of operations. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company’s business, could have a material adverse effect on its business.

Note 14 – Redeemable Common Stock

During August 2008, the Company and an affiliate of an unrelated multinational entertainment products and services retailer (the “Retailer”) entered into a stock purchase agreement containing anti-dilution provisions and providing for representation on its Board of Directors (the “Stock Purchase Agreement”), whereby the retailer purchased 3,333,333 shares of the Company’s common stock for $5.0 million ($1.50 per share).

In addition, the Retailer, the Company and Mr. Borislow entered into a shareholders’ agreement which, among other things, grants the Retailer a put right from the Company and a liquidation preference from Mr. Borislow for as long as the Retailer owns at least 50% of the shares of the Company’s common stock purchased under the Stock Purchase Agreement. The put right allows the Retailer at any time on or after the fifth anniversary of the agreement to require the Company to repurchase for cash any outstanding shares owned by the Retailer at the greater of $1.50 per share plus 11% per annum, or the fair market value (as defined) per share of the Company’s common stock at that date. The liquidation preference provides that, in the event of a liquidation event (as defined), the Retailer would be entitled to first receive, in preference to and before any payment or distribution under such liquidation event made in respect to the Company’s common stock then held by Mr. Borislow, $1.50 per share plus 11% per annum to the date of the liquidation event on the shares of Company common stock then owned by the Retailer. These rights and anti-dilution rights terminate under certain conditions, including a sale of the Company, a qualifying public merger (as defined) and on the effective date of an initial public offering.

The redeemable common stock is classified between liabilities and capital deficit at its estimated redemption value of $5.8 million and $5.2 million in the accompanying consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively. The estimated redemption value is based on the value of the original investment plus an 11% accreted dividend.

Note 15 – Common Stock

On December 30, 2006, in connection with the issuance of a $5.6 million note payable for the purchase of 5,600,000 common shares of the Company’s common stock from Mr. Borislow on January 2, 2007, the Company issued a fully vested two-year option to purchase 2,000,000 shares of its common stock for $1.00 per share to Mr. Borislow. The estimated fair value of such options of approximately $0.4 million was recorded as a financing cost and amortized as interest expense over the term of the note payable. These options expired on December 30, 2008 and were not exercised.

The Company was funded on an interest free open account basis from its inception through December 31, 2006 by Mr. Borislow. In March 2007, advances totaling $8.9 million were converted into 8,918,000 shares of the Company’s common stock.

During the twelve months ended December 31, 2007, the Company sold 10,845,000 shares of common stock to private investors for total proceeds of $11.5 million, including 3,000,000 shares sold for $3.0 million during March 2007 to entities owned by or affiliated with Donald Burns, its Chairman and Chief Executive Officer at that time.

During the twelve months ended December 31, 2008, the Company sold 5,483,000 shares of its common stock to private investors for total proceeds of approximately $5.7 million, net of issuance costs of $0.2 million. The Company also issued 298,000 shares of its common stock valued at approximately $0.3 million, primarily to members of its Board of Directors for services rendered.

During the twelve months ended December 31, 2009, the Company sold 1,953,001 shares of its common stock to private investors for $2.9 million, received $0.5 million on the exercise of 500,000 stock options, issued 3,000,000 common shares on conversion of the $3.5 million principal amount of the SJ Labs notes, and issued 1,815,000 common shares on the cashless exercise of 7,000,000 stock options to its former chairman which had an exercise price of $1.00 per share. The Company also issued 10,000 shares of its common stock valued at approximately $15,000 for services rendered.

On March 10, 2010, the Board of Directors determined that it was in the best interest of the Company to pay the accrued bonuses, described in Note 17, in shares of the Company’s common stock. On March 15, 2010, the Company issued approximately 17 million shares of its common stock to settle the bonus liability.

Note 16 – Stock-Based Compensation

The Company has granted stock options and issued common stock as an alternative or supplement to the compensation of its executives, employees and consultants as follows:

Stock Options

The estimated fair value of the Company’s options was determined using the Black-Scholes option pricing model. The estimated fair value of the Company’s common stock at the dates of grant was determined by its Board of Directors. All of the options were fully vested at date of grant.

				Estimated	Compensation
	Number of		Exercise	Fair Value of	Expense
Date of Grant	Options	Term	Price	Options	(in thousands)
March 2, 2007	7,500,000	2	$1.00	$0.14	$1,084
April 21, 2008	5,000,000	2	$1.25	0.36	$1,800
July 2, 2008	5,360,000	2	$1.00 - 1.25	$0.31 - 0.38	$1,669
July 2, 2008	1,200,000	1	$1.25	$0.31	$372
2008	75,000	2	$1.25	$0.31	$23
October 5, 2009	465,000	2	$1.25	$0.61	$296

The following table provides additional information regarding common stock options issued, outstanding and exercisable for the twelve months ended December 31, 2007, 2008 and 2009 (aggregate intrinsic value in thousands):

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term	Intrinsic
Date of Grant	Options	Price	(in years)	Value (1)
January 1, 2007	7,800,000	$1.00	2.00	$-
Granted	7,500,000	$1.00
Exercised	-	$-
Expired	(230,000)	$1.00
January 1, 2008	15,070,000	$1.00	1.08	$3,768
Granted	11,635,000	$1.25
Exercised	(50,000)	$1.00
Expired	(7,520,000)	$1.00
December 31, 2008	19,135,000	$1.15	0.93	$6,684
Granted	465,000	$1.25
Exercised	(7,500,000)	$1.00
Expired	(1,200,000)	$1.25
December 31, 2009 (2)	10,900,000	$1.25	0.46	$2,750
Vested at March 31, 2010 (2)	10,900,000	$1.25	0.46	$2,750

(1) The aggregate intrinsic value is the difference between the estimated market value for the Company's common stock and the exercise price of the outstanding stock options.

(2) All stock options outstanding as of December 31, 2009 expired or were cancelled by April 26, 2010.

In November 2008, the Company issued 1,500,000 shares of its common stock with an estimated fair value of $2.3 million ($1.50 per share) to consultants for services rendered in connection with its credit card processing process.

Note 17 – Accrued Bonuses

On December 31, 2009, the Company approved a bonus of $25.6 million to its employees, outside consultants and certain third parties for services rendered during fiscal year 2009. The Company recognized this expense in 2009 and classified it as accrued bonuses in current liabilities in the accompanying consolidated balance sheet at December 31, 2009. Refer to Note 15, “Common Stock,” for further details.

Note 18 – Realized Gains (Losses) on Securities

The Company began investing its excess cash in various marketable securities during the second half of fiscal year 2008. The Company was adversely affected by the deteriorating national markets in the year ended December 31, 2008 and suffered losses of $1.4 million in the twelve months ended December 31, 2008. The Company continued to invest in marketable securities during fiscal year 2009 and has recorded net realized gains of $4.3 million during twelve months ended December 31, 2009. The Company paid Mr. Borislow, CEO, a one-time investment advisory fee of $1.1 million during the twelve months ended December 31, 2009 for managing its investments.

Note 19 – Income Taxes

The Company has incurred net losses since inception for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance estimated at $34.7 million and $26.4 million as of December 31, 2009 and 2008, respectively, is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The changes in the valuation allowance twelve months ended December 31, 2009, 2008 and 2007 were as follows (in thousands):

	December 31,
	2009	2008	2007
Balance, beginning of period	$26,442	$7,005	$1,837
Changes to the valuation allowance	8,295	19,437	5,168
Balance, end of period	$34,737	$26,442	$7,005

In addition to the valuation allowances that have been provided for the incremental deferred tax assets generated from operations, a valuation allowance has been provided for the deferred tax assets acquired as a part of acquisitions and consists of net operating loss carryforwards and general business credits. Those totaled $1.0 million, cumulatively, as of December 31, 2009.

The components of the income tax (benefit) provision for the twelve months ended December 31, 2009, 2008 and 2007 are as follows (in thousands):

	Year Ended December 31,
	2009	2008	2007
Current:
Federal	$-	$-	$-
State	(9)	63	-
Current (benefit) provision	(9)	63	-

Deferred tax provision	-	-	-

Total tax (benefit) provision	$(9)	$63	$-

The following is a reconciliation of the Company’s income tax rate to the federal statutory rate for the twelve months ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
Federal tax at statutory rate	34.00%	34.00%	34.00%
State and local taxes, net of federal	3.60	3.60	3.60
Loss on extinguishment of note	(0.94)	0.00	0.00
Other	0.07	(0.10)	(1.55)
Valuation allowance	(36.73)	(37.38)	(36.05)
Effective tax rate	0.00%	0.12%	0.00%

The significant components of estimated deferred income tax assets and liabilities as of December 31, 2009 and 2008 are as follow (in thousands):

	December 31, 2009		December 31, 2008
	Current	Non-Current	Current	Non-Current
Deferred tax assets:
Deferred revenue, net of deferred costs	$17,113	$8,601	$14,154	$4,263
Net operating loss carryforward	-	3,448	-	2,959
Basis difference in intangible assets	-	2,298	-	2,190
Stock-based compensation	-	1,800	-	2,100
Capital loss carryforward	-	-	544	-
Allowance for doubtful accounts	822	-	212	-
Currently non-deductible expenses and other	564	342	-	342
Total deferred tax assets	18,499	16,489	14,910	11,854

Deferred tax liabilities:
Basis difference in fixed assets	-	(251)	-	(322)
Total deferred tax liabilities	-	(251)	-	(322)

Valuation allowance	(18,499)	(16,238)	(14,910)	(11,532)

Net deferred taxes	$-	$-	$-	$-

At December 31, 2009, net operating loss (“NOL”) carryforwards for federal income tax purposes were approximately $9.2 million, including approximately $2.2 million from the acquisitions of SJ Labs and TigerJet during fiscal years 2007 and 2008, respectively, which together have a combined annual limitation of approximately $0.7 million. Should the Company’s NOL carryforwards not be utilized, the majority will begin to expire in 2027. In addition, at December 31, 2009, the Company also had state NOL carryforwards of approximately $10.9 million. The Company also has approximately $1.4 million of deductions that it may be able to realize in the future associated with the exercise of stock options. As those amounts are realized, the tax benefit of approximately $0.5 million would be recognized as increase to additional paid in capital.

The Company adopted the provisions of ASC 740-10 on accounting for uncertainty in income taxes as of January 1, 2007 with no material impact to its Company’s consolidated financial position or its results of operations. The tax years 2005 – 2008 remain open to examination by the major taxing jurisdictions to which the Company is subject to in the United States,

Deferred tax assets include amounts resulting from the Company’s election to recognize revenue for income tax purposes on an accrual basis and for financial reporting purposes as earned in accordance with GAAP. This has the effect of accelerating income for income tax purposes. In addition, deferred taxes have also been recorded related to start-up costs capitalized for tax purposes and are reflected in “basis difference in intangible assets” in the table above.

Note 20 – Loss per Share

Due to the net losses for twelve months ended December 31, 2009, 2008 and 2007, basic and diluted loss per common share was the same, as the effect of potentially dilutive securities would have been anti-dilutive. Potentially dilutive securities not included in the diluted loss per share calculation for the twelve months ended December 31, 2009, 2008 and 2007, due to net losses, were as follows (in thousands):

	Year Ended December 31,
	2009	2008	2007

Options to purchase commons shares	10,900	19,135	15,070
Convertible notes	-	1,250	1,250
Total potentially dilutive securities	10,900	20,385	16,320

Note 21 – Merger

On July 16, 2010, the Company entered into a Merger Agreement (the “Merger Agreement”) with VocalTec Communications Ltd., a public operating company which provides carrier-class VoIP and convergence solutions for fixed and wireless communication service providers (“VocalTec”).  Under the terms of the Merger Agreement, each share of YMax common stock outstanding immediately prior to the consummation of the merger will be cancelled, and YMax shareholders will receive one share of VocalTec ordinary shares for each 10 shares of YMax common stock (10,562,895 in total), representing in the aggregate 90% of VocalTec’s outstanding shares after the transaction. As a result, this transaction is expected to be accounted for as a reverse acquisition and YMax is expected to be the accounting acquirer.  The Company is in the process of determining the fair value of consideration exchanged and of the underlying assets and liabilities of VocalTec.